Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2018

CHAIRMAN’S STATEMENT

The world flourishes and thrives as the spring breeze blows. In this beautiful season, I, on behalf of the Company’s board of directors (the “Board”), hereby report to shareholders and the public the Company’s achievements made in 2018, the direction for future development and the blueprint in the new era.

LOOKING BACK ON 2018, WE STRIVED AHEAD FOR DEVELOPMENT WITH CONCERTED EFFORTS.

The year of 2018 marked the 40th anniversary of China’s reform and opening-up. During this year, the whole world faced complex and austere economic and financial situations and the life insurance sector underwent proactive restructuring. Sticking to the overall keynote of making progress with stability, China Life maintained a stable development and made a sturdy beginning of high-quality development through accelerating transformation and upgrading, and guarding against operational risks. The Company was ranked 35th on the “2018 Forbes Global 2000” and listed again on the “2018 (the 15th Session) China’s 500 Most Valuable Brands” published by World Brand Lab, ranking 5th.

Commission File Number 001-31914

We adapted to new situations and forged ahead to enhance our comprehensive strengths. The Company’s gross written premiums amounted to RMB535,826 million, an increase of 4.7% year-on-year, and secured a market share1 of 20.4%, an increase of 0.7 percentage point from the end of 2017, with its market-leading position consolidated. The embedded value of the Company was RMB795,052 million, an increase of 8.3% from the end of 2017. Total assets and investment assets of the Company reached RMB3.25 trillion and RMB3.10 trillion, an increase of 12.3% and 12.7% year-on-year, respectively. The Company had sufficient cash flow and adequate solvency, with its core solvency ratio and comprehensive solvency ratio being 250.55% and 250.56%, respectively, and received one of the highest scores among all insurers during the onsite review of Solvency Aligned Risk Management Requirements and Assessment (SARMRA). We consistently optimized our premiums payment structure and product mix to continually improve our business quality. The Company proactively reduced single premiums from the bancassurance channel. The percentage of first-year regular premiums in first-year premiums of long-term insurance was 90.16%, an increase of 26.17 percentage points from 2017, and the percentage of renewal premiums in gross written premiums was 68.06%, an increase of 11.79 percentage points from 2017, which showed the stronger driving force of the renewal business. The Company made great efforts in diversifying the product mix. The percentage of premiums of the top-five products in the first- year premiums of long-term insurance decreased by 17.86 percentage points from 2017. Moreover, the protection-oriented business developed rapidly, and the percentage of premiums from the designated protection-oriented insurance products in first-year regular premiums increased by 6.73 percentage points compared to 2017. The value of one year’s sales of the Company was RMB49,511 million, the year-on- year decline of which was narrowed by 6.02 percentage points compared with the first half of 2018, and the new business margin of one year’s sales was enhanced from 2017. We continued to implement our investment strategies of making long-term investment, value investment and prudent investment. The Company capitalized on the opportunity of the periodical interest rate hike to further increase its allocation of fixed-income assets with long duration. The allocation of fixed-income products2 for the year amounted to over RMB500 billion, with a weighted average expected return of approximately 5%. In 2018, the net investment yield of the Company was 4.64%. Due to the overall downward fluctuation of the equity market, the gross investment yield of the Company decreased to 3.29% and the net profit attributable to equity holders of the Company was RMB11,395 million, a decrease of 64.7% year-on-year. We consistently strengthened technological innovation and strived to improve customer experience. The Company went further to implement the “Technology-driven China Life” strategy by actively integrating new technologies into operation and management in great depth. We established digital platforms to facilitate the transformation and upgrading of sales force, which greatly improved internal management efficiency of the sales team and also the service efficiency and quality, and expanded intelligent scenarios to create a new operation model with China Life characteristics that combined both online and offline operations, to realize a direct and close interaction among customers, sales force and the Company. These undertakings helped to effectively satisfy the needs of over 500 million customers for insurance coverage and services and consistently lifted customer satisfaction. We remained true to our original aspiration, assumed social responsibilities and served the overall economic and social development. The Company proactively served in China’s key development strategy as well as transformation and upgrading by taking advantage of various forms of investment such as direct or indirect investment in equities or debts for the purpose of facilitating the development of real economy. The Company took an initiative to launch special share-pledged funds in the industry to actively assist quality listed companies in resolving short-term liquidity risk. The Company underwrote an in-force insured sum of RMB25 trillion, an increase of 40.8% year-on-year. More than 14 million claims were settled with total claims payments3 of RMB54.54 billion, an increase of 23.8% year-on-year. The Company’s supplementary major medical expenses insurance provided protection for more than 400 million urban and rural residents and provided over 11 million claims payments. The Company intensively participated in poverty alleviation programs through insurance products, business operation, e-commerce and public relief funds. The Company had a total of 37 insurance-based poverty alleviation products on sale as at the end of 2018, and made the total claims payments of more than RMB3 billion to poverty-stricken persons in relation to supplementary major medical expenses insurance and RMB1.52 billion to the registered poverty-stricken population.

[1]	Calculated according to the premium data of life insurance companies in 2018 released by the China Banking and Insurance Regulatory Commission.
[2]	The types of allocated assets mainly include deposits, bonds, debt-type financial products, etc. (exclusive of figures of any subsidiaries).
[3]	Claims payments include the payment for claims, death, disability and medical benefits.

Commission File Number 001-31914

During the Reporting Period, the Company completed the re-election of the Board, and elected the sixth session of the Board. I would like to express my gratitude to all directors of the fifth session of the Board for their contributions to the development of the Company. The Company has significantly improved its capability of sustainable development with remarkable results in the adjustment of its business structure, and its technology-empowered businesses, management and services were in full swing. The Company, meanwhile, firmly held onto the bottom line of risks with its enhanced capability on risk control and prevention. All of the above were the results of the excellent leadership of the previous session of the Board and also the diligent work of all employees of the Company. On the new journey towards high- quality development, the new session of the Board will work together with the Company’s management to carry forward the business of China Life with full confidence and capability.

LOOKING FORWARD TO THE FUTURE, WE WILL REMAIN TRUE TO OUR ORIGINAL ASPIRATION AND STEP ON A NEW JOURNEY OF REVITALIZATION.

Life insurance is a business of responsibility and care. The predecessor of the Company was born in 1949, and at the date of its establishment, the Company was determined to build itself into a long- standing company to deliver insurance protection and care to millions of families. This is the original aspiration and mission of China Life and also the fundamental impetus to push forward generations of its employees.

Commission File Number 001-31914

Time and tide wait for no man. With confidence and expectations, we have entered a new era when the Chinese economy has transformed from high-speed growth to high-quality development, and the transformation and upgrading of the insurance sector is moving to a deeper level; customer demands diversify further and FinTech is reshaping the insurance landscape. Now that the relay baton is in our hands, how can we navigate China Life, an ocean liner, to ride the wind and waves to lead in the new era? How can we maintain the undertaking for which generations of China Life employees have devoted their efforts and keep it everlasting? Facing new situations and requirements for development, we have set a strategic target on “China Life Revitalization” based on the Company’s actual reality. Not long ago, on the “China Life 2019 Open Day”, the new session of the Company’s management released and interpreted the overall strategic planning of “China Life Revitalization”. In the future, centering on the target of “China Life Revitalization”, we will continue to focus on business value, strengthen sales force, maintain stable growth, upgrade technologies, improve customer services and safeguard against risks, and make great efforts to complete three transformations: the transformation from being sales-oriented to attaching equal importance to sales and services, the transformation from being human-driven to being human- and technology-driven, and the transformation from being scale-oriented to the coordination of scale and value. We will continue to build the four driving engines of “Talent, Mechanism, Innovation and Integration” to improve our development quality, enhance our urban market competence, expand and strengthen the sales force, reinforce the brand image and boost the spirit of China Life. This is the inheritance and development of the original aspiration and mission of the Company which is to protect the good life and strive to become a world-class life insurance company, and also the mission and responsibility of the new session of the Board and the management; more importantly, it is the solemn commitment of China Life to its investors, shareholders, customers and employees. Only in this way can we live up to the history, the era and ourselves!

A journey of a thousand miles begins with a single step. The year 2019 marks the beginning of “China Life Revitalization”, in which we will lay firm steps in market-oriented reforms, customer experience improvement, stronger competence in the large- and medium-sized cities and sales force transformations. Furthermore, we will strengthen the management of assets and liabilities, push forward the construction of a comprehensive risk management system and incorporate the compliance concept in the whole process of operations so as to lay a sound foundation for the development of world-class life insurance company.

“Pull together and we will conquer all difficulties”. We will remain true to our original aspiration, keep in mind our mission, work together and strive to continually create value for our shareholders and customers, with a view to writing a new chapter that lives up to our mission and the new era!

Commission File Number 001-31914

FINANCIAL SUMMARY

I.	Major Financial Data and Indicators for the Past Five Years

	RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data[1]
	2018	2017	Change	2016	2015	2014
For the year ended
Total revenues	627,419	643,355	-2.5%	540,781	507,449	440,766
Net premiums earned	532,023	506,910	5.0%	426,230	362,301	330,105
Benefits, claims and expenses	621,243	608,827	2.0%	522,794	463,492	404,275
Insurance benefits and claims expenses	479,219	466,043	2.8%	407,045	352,219	315,294
Profit before income tax	13,921	41,671	-66.6%	23,842	45,931	40,402
Net profit attributable to equity holders of the Company	11,395	32,253	-64.7%	19,127	34,699	32,211
Net profit attributable to ordinary share holders of the Company	11,011	31,873	-65.5%	18,741	34,514	32,211
Net cash inflow/(outflow) from operating activities	147,552	200,990	-26.6%	89,098	(18,811)	78,247

As at 31 December
Total assets	3,254,403	2,897,591	12.3%	2,696,951	2,448,315	2,246,567
Investment assets[2]	3,104,014	2,753,124	12.7%	2,573,049	2,334,814	2,145,260
Total liabilities	2,931,113	2,572,281	13.9%	2,389,303	2,122,101	1,959,236
Total equity holders’ equity	318,371	320,933	-0.8%	303,621	322,492	284,121

Per share (RMB)
Earnings per share (basic and diluted)[3]	0.39	1.13	-65.5%	0.66	1.22	1.14
Equity holders’ equity per share[3]	11.26	11.35	-0.8%	10.74	11.41	10.05
Ordinary share holders’ equity per share[3]	10.99	11.08	-0.8%	10.47	11.13	10.05
Net cash inflow/(outflow) from operating activities per share[3]	5.22	7.11	-26.6%	3.15	(0.67)	2.77

Major financial ratios
Weighted average ROE (%)	3.54	10.49	decrease of 6.95 percentage points	6.16	11.56	12.83
Ratio of assets and liabilities[4] (%)	90.07	88.77	increase of 1.30 percentage points	88.59	86.68	87.21
Gross investment yield[5] (%)	3.29	5.16	decrease of 1.87 percentage points	4.69	6.42	5.51

Commission File Number 001-31914

Notes:

1.

Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company. The figures of the past years were adjusted on the same basis.

2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating “Earnings per share (basic and diluted)”, “Equity holders’ equity per share”, “Ordinary share holders’ equity per share” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Ratio of assets and liabilities = Total liabilities/Total assets

5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

Commission File Number 001-31914

II.	Major Items of the Consolidated Financial Statements and the Reasons for Change

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 31 December 2018	As at 31 December 2017	Change	Main Reasons for Change
Term deposits	559,341	449,400	24.5%	An increase in the scale of the negotiated deposits
Held-to-maturity securities	806,717	717,037	12.5%	An increase in the allocation of government bonds
Available-for-sale securities	870,533	810,734	7.4%	An increase in the allocation of financial bonds in available-for-sale securities
Securities at fair value through profit or loss	138,717	136,809	1.4%	An increase in the scale of corporate bonds in securities at fair value through profit or loss
Securities purchased under agreements to resell	9,905	36,185	-72.6%	The needs for liquidity management
Cash and cash equivalents	50,809	48,586	4.6%	The needs for liquidity management
Loans	450,251	383,504	17.4%	An increase in the scale of policy loans and debt investments plans
Investment properties	9,747	3,064	218.1%	New investments in investment properties
Investments in associates and joint ventures	201,661	161,472	24.9%	The Company steadily increased its allocation in investments in associates and joint ventures, and the equity of such investments was increased
Deferred tax assets	1,257	—	N/A	Affected by a decrease in the fair value of available-for-sale securities

Commission File Number 001-31914

Major Items of the Consolidated Statement of Financial Position	As at 31 December 2018	As at 31 December 2017	Change	Main Reasons for Change
Insurance contracts	2,216,031	2,025,133	9.4%	The accumulation of insurance liabilities from new policies and renewal business
Investment contracts	255,434	232,500	9.9%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	192,141	87,309	120.1%	The needs for liquidity management
Annuity and other insurance balances payable	49,465	44,820	10.4%	An increase in maturities payable
Interest-bearing loans and other borrowingsNote	20,150	18,794	7.2%	An increase in borrowings
Deferred tax liabilities	—	4,871	N/A	Affected by a decrease in the fair value of available-for-sale securities
Equity holders’ equity	318,371	320,933	-0.8%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019, a three-year bank loan of EUR67 million with a maturity date on 18 January 2021, and a six-month bank loan of EUR127 million with a maturity date on 11 January 2019 which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate loans. A three-year loan of EUR400 million with a maturity date on 6 December 2020, which is floating rate loan.

Commission File Number 001-31914

For the year ended 31 December				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	2018	2017	Change	Main Reasons for Change
Net premiums earned	532,023	506,910	5.0%	—
Life insurance business	436,863	429,267	1.8%	The steady growth of life insurance business
Health insurance business	80,279	63,323	26.8%	The expansion of health insurance business by the Company
Accident insurance business	14,881	14,320	3.9%	The steady growth of accident insurance business
Investment income	125,167	122,727	2.0%	Due to the combined impact of an increase in interest income from debt investment and a decrease in dividends from funds
Net realised gains on financial assets	(19,591)	42	N/A	A decrease in spread income of stocks in available-for-sale securities and an increase in equity investment assets qualified for impairment
Net fair value gains through profit or loss	(18,278)	6,183	N/A	A decrease in spread income and fair value of stocks in securities at fair value through profit or loss
Other income	8,098	7,493	8.1%	The business growth of China Life Pension Company Limited
Insurance benefits and claims expenses	479,219	466,043	2.8%	An increase in reserves for insurance liabilities
Investment contract benefits	9,332	8,076	15.6%	An increase in the scale of universal insurance accounts

Commission File Number 001-31914

Major Items of the Consolidated Statement of Comprehensive Income	2018	2017	Change	Main Reasons for Change
Policyholder dividends resulting from participating in profits	19,646	21,871	-10.2%	A decrease in investment yield from participating accounts
Underwriting and policy acquisition costs	62,705	64,789	-3.2%	A continuous increase in the percentage of renewal premiums in gross written premiums as a result of the Company’s enhanced efforts in the adjustment of business structure
Finance costs	4,116	4,601	-10.5%	A decrease in interest paid due to the redemptions of subordinated debts
Administrative expenses	37,486	35,953	4.3%	The growth of business
Income tax	1,985	8,919	-77.7%	Due to the combined impact of taxable income and deferred income tax
Net profit attributable to equity holders of the Company	11,395	32,253	-64.7%	A significant decrease in the income from open market equity investments due to the overall volatility and downward trend of the equity market

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS

I.	Review of Business Operations in 2018

In 2018, the macro environment was complicated and volatile, and the restructuring of the insurance sector exceeded expectation in terms of both the depth and the breadth. Due to the combined effects of multiple factors, the development of the Chinese life insurance industry was under pressure. The Company adhered to the overall keynote of making progress with stability, implemented the “new development” concepts, made efforts to meet the requirements of high-quality development, and overcame obstacles and forged ahead with concerted efforts. The Company continued to maintain the value-oriented principle, pushed forward various tasks and achieved a steady momentum of development. During the Reporting Period, the Company’s gross written premiums amounted to RMB535,826 million, an increase of 4.7% year-on-year. The Company’s market share, remaining the first place in the industry, was approximately 20.4%, an increase of 0.7 percentage point from the end of 2017. As at 31 December 2018, the embedded value of the Company reached RMB795,052 million, an increase of 8.3% from the end of 2017.

In 2018, the Chinese economy slowed down slightly, with interest rate trending down in the bond market and a decline in the stock market second only to that in 2008. The Company continued to implement its investment strategies of making long-term investment, value investment and prudent investment, and maintained a stable net investment yield by seizing the opportunity of the relatively high interest rates at certain stages and increasing allocation in long-term fixed-income assets. However, due to a significant decrease in the equity market, both the spread income and the fair value through profit or loss of stocks and funds were negative, which caused a significant year-on- year decline of the gross investment yield of the Company.

Commission File Number 001-31914

Key Performance Indicators

	RMB million
	2018	2017
Gross written premiums	535,826	511,966
Premiums from new policies	171,148	223,860
Including: First-year regular premiums	104,419	113,121
First-year regular premiums with a payment duration of ten years or longer	41,635	66,003
Renewal premiums	364,678	288,106
Gross investment income	95,148	136,164
Net profit attributable to equity holders of the Company	11,395	32,253
Value of one year’s sales [1]	49,511	60,117
Including: Exclusive individual agent channel	42,839	53,170
Bancassurance channel	6,357	6,536
Group insurance channel	314	410
Policy Persistency Rate (14 months) (%) [2]	91.10	90.90
Policy Persistency Rate (26 months) (%) [2]	86.00	85.70
Surrender Rate (%) [3]	4.69	4.13

	As at 31 December 2018	As at 31 December 2017
Embedded value	795,052	734,172
Number of in-force policies of long-term insurance (hundred million)	2.85	2.68

Notes:

1.	Numbers may not be additive due to rounding.

2.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

3.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

Commission File Number 001-31914

During the Reporting Period, the Company continued to optimize its premiums payment structure and product mix. By significantly reducing single premiums from the bancassurance channel, first- year regular premiums amounted to RMB104,419 million, which accounted for 90.16% in long- term first-year premiums, an increase of 26.17 percentage points from 2017; single premiums were RMB11,399 million, a decrease of 82.1% year-on-year, and the percentage of single premiums in long-term first-year premiums was reduced to 9.84% from 36.01% of 2017. Renewal premiums amounted to RMB364,678 million (an increase of 26.6% year-on-year) and accounted for 68.06% of the gross written premiums (an increase of 11.79 percentage points from 2017). Renewal premiums became a more important driving factor for business growth. The Company continued to push forward diversification of its products, through which the percentage of premiums of the top-five products in long-term first-year premiums decreased by 17.86 percentage points from 2017. The protection-oriented businesses developed rapidly and the percentage of premiums from designated protection-oriented products in first-year regular premiums increased by 6.73 percentage points from 2017.

During the Reporting Period, net profit attributable to equity holders of the Company was RMB11,395 million, a decrease of 64.7% year-on-year resulting from a significant decrease in the income from open market equity investments of the Company due to the overall volatility and downward trend of the equity market. As at 31 December 2018, the embedded value of the Company was RMB795,052 million, an increase of 8.3% from the end of 2017. The value of one year’s sales was RMB49,511 million, a decrease of 17.6% from 2017, the year-on-year decline of which was narrowed by 6.02 percentage points compared to the first half of 2018, and the new business margin of one year’s sales was enhanced from 2017. The number of in-force policies of long-term insurance of the Company was 285 million, an increase of 6.3% from the end of 2017. The Policy Persistency Rates (14 months and 26 months) reached 91.10% and 86.00%, an increase of 0.20 and 0.30 percentage point compared to 2017, respectively.

Commission File Number 001-31914

II.	Business Analysis

(I)	Insurance Business

1. Gross written premiums categorized by business

For the year ended 31 December	RMB million
	2018	2017	Change
Life Insurance Business	437,540	429,822	1.8%
First-year business	106,212	168,909	-37.1%
Single	11,378	63,653	-82.1%
First-year regular	94,834	105,256	-9.9%
Renewal business	331,328	260,913	27.0%
Health Insurance Business	83,614	67,708	23.5%
First-year business	50,705	40,845	24.1%
Single	41,275	33,124	24.6%
First-year regular	9,430	7,721	22.1%
Renewal business	32,909	26,863	22.5%
Accident Insurance Business	14,672	14,436	1.6%
First-year business	14,231	14,106	0.9%
Single	14,076	13,962	0.8%
First-year regular	155	144	7.6%
Renewal business	441	330	33.6%

Total	535,826	511,966	4.7%

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, due to a significant decrease in single premiums and the proactive restructuring of the insurance industry, gross written premiums from the life insurance business of the Company amounted to RMB437,540 million, an increase of 1.8% year-on-year. The Company made great efforts in the development of protection-oriented insurance businesses. In particular, gross written premiums from the health insurance business amounted to RMB83,614 million, an increase of 23.5% year-on-year, and gross written premiums from the accident insurance business were RMB14,672 million, an increase of 1.6% year-on-year.

Commission File Number 001-31914

2.	Gross written premiums categorized by channel

For the year ended 31 December	RMB million
	2018	2017
Exclusive Individual Agent Channel	408,278	353,668
First-year business of long-term insurance	79,513	90,629
Single	272	389
First-year regular	79,241	90,240
Renewal business	316,930	253,586
Short-term insurance business	11,835	9,453
Bancassurance Channel	76,841	113,505
First-year business of long-term insurance	31,881	80,731
Single	8,642	59,777
First-year regular	23,239	20,954
Renewal business	43,785	31,880
Short-term insurance business	1,175	894
Group Insurance Channel	26,404	26,207
First-year business of long-term insurance	3,487	4,368
Single	2,483	3,425
First-year regular	1,004	943
Renewal business	1,649	999
Short-term insurance business	21,268	20,840
Other Channels[1]	24,303	18,586
First-year business of long-term insurance	937	1,064
Single	2	80
First-year regular	935	984
Renewal business	2,314	1,641
Short-term insurance business	21,052	15,881

Total	535,826	511,966

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance, tele-sales, etc.

2.

The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

Commission File Number 001-31914

In 2018, economic and financial situations at home and abroad were complicated and challenging, and the insurance industry underwent proactive restructuring. The Company adhered to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, proactively adjusted its business structure and pushed forward product diversification, and made great efforts on developing the designated protection-oriented businesses and short-term insurance business. The Company continually implemented the sales force development strategy of quality improvement and size expansion by focusing on quality improvement. The Company continued to optimize the structure of sales force by raising recruitment standards, tightening performance assessment, improving management and reinforcing dismissal of low-performance agents. As at the end of the Reporting Period, the total number of sales force from all channels amounted to 1.722 million and the quality of sales force was effectively improved.

Exclusive Individual Agent Channel. In 2018, the exclusive individual agent channel achieved continuous and steady growth and further optimized the business structure by focusing on business value, making efforts on sales management transformation and upgrade, strengthening the coordinated development among business, sales force and day-to-day management. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB408,278 million, an increase of 15.4% year-on-year. First-year regular premiums were RMB79,241 million, which accounted for 99.66% of long-term first-year premiums. In particular, the percentages of first-year regular premiums with a payment duration of five years or longer and first-year regular premiums with a payment duration of ten years or longer in first-year regular premiums were 61.65% and 46.35%, respectively. Renewal premiums amounted to RMB316,930 million, an increase of 25.0% year-on-year, which significantly drove the growth of gross written premiums from this channel. The new business margin of one year’s sales of the channel in the second half of 2018 increased by 15.27 percentage points compared with the same period of 2017, which narrowed the year-on-year decline in the value of one year’s sales compared with the first half of 2018. As at the end of the Reporting Period, the number of exclusive individual agents was 1.439 million. The monthly average productive agents increased by 2.6% year-on-year. Besides, the Company accelerated the systematic operation of new agent development and agent manager cultivation in order to enhance management efficiency, and actively accelerated the development of the protection-oriented business. The monthly average number of agents selling designated protection-oriented insurance products increased by 43.4% year-on-year.

Commission File Number 001-31914

Bancassurance Channel. In 2018, the bancassurance channel made more efforts in its business restructuring, significantly reduced single premiums, focused on the development of regular premium business, constantly improved the quality of sales force, and the new business margin of one year’s sales of the channel enhanced consistently. During the Reporting Period, single premiums from the channel were significantly reduced to RMB8,642 million from RMB59,777 million of 2017, a decrease of 85.5% year-on-year. Accordingly, gross written premiums were RMB76,841 million, a decrease of 32.3% year- on-year. First-year regular premiums were RMB23,239 million (a year-on-year increase of 10.9%), which accounted for 72.89% of long-term first-year business (an increase of 46.93 percentage points from 2017). Renewal premiums were RMB43,785 million (a year-on-year increase of 37.3%) which accounted for 56.98% of the gross written premiums (a year-on- year increase of 28.89 percentage points). The new business margin of one year’s sales of the channel increased by 10.74 percentage points from 2017. As at the end of the Reporting Period, the number of sales representatives in the bancassurance channel was 0.245 million. In particular, the monthly average active insurance planners for long-term business in the bancassurance channel increased by 34.5% year-on-year.

Group Insurance Channel. In 2018, the group insurance channel further pushed forward diversified business development, strengthened structural optimization and achieved stable development of various businesses. During the Reporting Period, gross written premiums from the group insurance channel were RMB26,404 million, an increase of 0.8% year-on- year. Short-term insurance premiums from the group insurance channel were RMB21,268 million, an increase of 2.1% year-on-year. The Company actively launched the pilot program of tax deferred individual pension insurance business and constantly promoted the tax-advantaged health insurance business. As at the end of the Reporting Period, the number of direct sales representatives reached 83,000. In particular, the number of direct sales representatives with high performance reached 54,000, an increase of 4.3% year-on-year.

Other Channels. During the Reporting Period, gross written premiums from other channels reached RMB24,303 million, a rapid growth of 30.8% year-on-year. The Company actively developed the policy-oriented health insurance businesses, including supplementary major medical expenses insurance and long-term care insurance, which maintained leading positions in the market. As at the end of the Reporting Period, the Company carried out over 240 supplementary major medical expenses insurance projects, providing services for over 400 million urban and rural residents in 28 provinces, and undertook 22 long-term care insurance projects on a cumulative basis. The Company actively pushed forward the transformation and upgrade of its tele-sales channel and put great efforts in the development of online sales from the internet-sales channel.

Commission File Number 001-31914

3.	Analysis of major insurance products

(1)	Top-five insurance products in terms of gross written premium

For the year ended 31 December				RMB million
Insurance product	Gross written premium	Standard premiums from new policies [1]	Major sales channel	Surrenders

China Life Xin Fu Ying Jia Annuity Insurance（國壽鑫福贏家年金保險）[2]	38,397	—	Mainly through the channel of exclusive individual agents	496

China Life Sheng Shi Zhen Pin Annuity Insurance (participating insurance) （國壽盛世臻品年金保險（分紅型））	31,878	9,599	Mainly through the channel of exclusive individual agents	1,597

China Life Xin Fu Nian Nian Annuity Insurance （國壽鑫福年年年金保險）[2]	27,120	—	Mainly through the channel of exclusive individual agents	288

China Life Hong Fu Zhi Zun Annuity Insurance (participating insurance) （國壽鴻福至尊年金保險（分紅型））[2]	22,292	21	Mainly through the channel of exclusive individual agents	417

China Life Xin Ru Yi Annuity Insurance (platinum version) （國壽鑫如意年金保險 （白金版））[2]	21,960	—	Mainly through the channel of exclusive individual agents	416

Notes:

1.

Standard premiums were calculated in accordance with the calculation methods set forth in the “Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry” (Bao Jian Fa [2004] No. 102) and the “Supplementary Notice of the ‘Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry’ ” (Bao Jian Fa [2005] No. 25) of the former China Insurance Regulatory Commission.

2.

China Life Xin Fu Ying Jia Annuity Insurance, China Life Xin Fu Nian Nian Annuity Insurance and China Life Xin Ru Yi Annuity Insurance (platinum version) have been replaced by their upgraded products and are no longer on sale, and the gross written premiums are recorded as renewal premiums. China Life Hong Fu Zhi Zun Annuity Insurance (participating insurance) is no longer on sale, and its standard premiums from new policies are recorded as first-year reinstatement premiums from policies with monthly payment.

Commission File Number 001-31914

(2)	Top-three insurance products in terms of net increase in investment contract

For the year ended 31 December			RMB million
Insurance product	Net increase	Major sales channel	Surrender value

China Life Xin Account Endowment Insurance (universal insurance) (exclusive version) （國壽鑫賬戶兩全保險（萬能型） （尊享版））	11,332	Mainly through the channel of exclusive individual agents	214

China Life Xin Account Endowment Insurance (universal insurance) (diamond version) （國壽鑫賬戶兩全保險（萬能型） （鑽石版））	9,165	Mainly through the channel of exclusive individual agents	453

China Life Xin Account Annuity Insurance (universal insurance) (excellent version) （國壽鑫賬戶年金保險（萬能型） （卓越版））	8,876	Mainly through the channel of exclusive individual agents	344

4.	Insurance Contracts

	RMB million
	As at 31 December 2018	As at 31 December 2017	Change
Life insurance	2,081,822	1,914,597	8.7%
Health insurance	125,743	102,190	23.0%
Accident insurance	8,466	8,346	1.4%

Total of insurance contracts	2,216,031	2,025,133	9.4%
Including: residual margin Note	684,082	607,941	12.5%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company increased by 9.4% from the end of 2017, which is primarily due to the accumulation of insurance liabilities from new policies and renewal business. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the adequacy test.

Commission File Number 001-31914

5.	Analysis of claims and policyholder benefits

For the year ended 31 December	RMB million
	2018	2017	Change
Insurance benefits and claims expenses	479,219	466,043	2.8%
Life insurance business	412,876	409,410	0.8%
Health insurance business	59,689	50,624	17.9%
Accident insurance business	6,654	6,009	10.7%
Investment contract benefits	9,332	8,076	15.6%
Policyholder dividends resulting from participation in profits	19,646	21,871	-10.2%

During the Reporting Period, insurance benefits    and claims expenses rose by 2.8% year-on-year due to an increase in reserves for insurance liabilities. In particular, health insurance business rose by 17.9% year-on-year due to the health insurance business growth; accident insurance business rose by 10.7% year-on-year due to an increase in claims expenses of certain business. Investment contract benefits rose by 15.6% year-on-year due to an increase in the scale of the universal insurance accounts. Policyholder dividends resulting from participation in profits declined by 10.2% year-on-year due to a decrease in investment yield from participating accounts.

6.	Analysis of underwriting and policy acquisition costs and other expenses

For the year ended 31 December	RMB million
	2018	2017	Change
Underwriting and policy acquisition costs	62,705	64,789	-3.2%
Finance costs	4,116	4,601	-10.5%
Administrative expenses	37,486	35,953	4.3%
Other expenses	7,642	6,426	18.9%
Statutory insurance fund contribution	1,097	1,068	2.7%

During the Reporting Period, underwriting and policy acquisition costs decreased by 3.2% year-on-year due to the continuous increase in the percentage of renewal premiums in gross written premiums resulting from the Company’s enhanced efforts in business restructuring. Finance costs decreased by 10.5% year-on-year due to a decrease in interest paid as a result of the redemptions of subordinated debts. Administrative expenses increased by 4.3% year- on-year as a result of business growth.

Commission File Number 001-31914

(II)	Investment Business

In 2018, the global economic growth was differentiated, the growth rate of major economies other than that of the United States slowed down significantly and the global stock markets saw a widespread decline. The endogenetic driving force for the growth of the Chinese economy remained to be enhanced, the marginal pulling effects from external demands decreased, and the economic growth decelerated. The interest rate of domestic bond market declined in general, and the stock market plummeted. In respect of the allocation of general categories of assets, the Company continued to increase its allocation in long-term fixed-income assets at high interest rates to optimize the asset-liability matching; selected high-quality debt-type financial products and strictly controlled credit risk; and pushed forward structural adjustment of open market equity portfolio by selecting stocks with low valuations and high dividends. As at the end of the Reporting Period, the Company’s investment assets reached RMB3,104,014 million, an increase of 12.7% from the end of 2017.

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	RMB million
	As at 31 December 2018		As at 31 December 2017[1]
	Amount	Percentage	Amount	Percentage
Investment category
Fixed-maturity financial assets	2,407,236	77.55%	2,094,289	76.06%
Term deposits	559,341	18.02%	449,400	16.32%
Bonds	1,309,831	42.20%	1,188,606	43.17%
Debt-type financial products[2]	351,277	11.32%	301,761	10.96%
Other fixed-maturity investments[3]	186,787	6.01%	154,522	5.61%
Equity financial assets	424,656	13.68%	409,528	14.88%
Common stocks	178,710	5.76%	173,450	6.31%
Funds[4]	106,271	3.42%	101,236	3.68%
Bank wealth management products	32,854	1.06%	40,327	1.46%
Other equity investments[5]	106,821	3.44%	94,515	3.43%
Investment properties	9,747	0.31%	3,064	0.11%
Cash and others[6]	60,714	1.96%	84,771	3.08%
Investments in associates and joint ventures	201,661	6.50%	161,472	5.87%

Total	3,104,014	100.00%	2,753,124	100.00%

Commission File Number 001-31914

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.
2.

Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

3.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, bank wealth management products, and interbank certificates of deposits, etc.
4.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2018 and 31 December 2017 were RMB4,635 million and RMB6,942 million, respectively.

5.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans, and specialized asset management plans, etc.
6.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, among the major types of investments, the percentage of investment in bonds changed to 42.20% from 43.17% as at the end of 2017, the percentage of term deposits increased to 18.02% from 16.32% as at the end of 2017, the percentage of investment in stocks and funds (excluding money market funds) changed to 9.03% from 9.73% as at the end of 2017, and the percentage of investment in debt-type financial products increased to 11.32% from 10.96% as at the end of 2017.

2.	Investment Income

For the year ended 31 December	RMB million
	2018	2017[1]
Gross investment income[2]	95,148	136,164
Net investment income[3]	133,017	129,939
Net income from fixed-maturity investments	106,422	93,242
Net income from equity investments	17,776	27,939
Net income from investment properties	105	69
Investment income from cash and others	969	1,546
Net income from investments in associates and joint ventures	7,745	7,143
Net realized gains on financial assets	(19,591)	42
Net fair value gains through profit or loss	(18,278)	6,183
Net investment yield[4]	4.64%	4.92%
Gross investment yield[5]	3.29%	5.16%

Commission File Number 001-31914

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains through profit or loss
3.

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and net income from investments in associates and joint ventures, etc.

4.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivatives financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivatives financial liabilities at the end of the period)/2)

The balances of the Company’s fixed income investment and equity investment increased along with the continuous expansion of its investment scale. In 2018, the Company’s net investment income was RMB133,017 million, an increase of RMB3,078 million from 2017 and a year-on-year increase of 2.4%. In particular, the yield-to-maturity of new fixed income investments increased significantly compared to the existing allocation, however, due to the impact of a decrease in dividends from funds, the net investment yield was 4.64%, a decrease of 0.28 percentage point from 2017. Due to the effect of a significant decline in stock market, the gross investment income of the Company was RMB95,148 million, a decrease of RMB41,016 million from 2017, and the gross investment yield was 3.29%, a decrease of 1.87 percentage points from 2017. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income4 was 3.10%, a decrease of 1.47 percentage points from 20175.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

[4]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/ ((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period) /2)

[5]	The figure of last year was adjusted on the same basis.

Commission File Number 001-31914

III.	Analysis of Specific Items

(I)	Profit before income Tax

For the year ended 31 December	RMB million
	2018	2017	Change
Profit before income tax	13,921	41,671	-66.6%
Life insurance business	1,630	29,315	-94.4%
Health insurance business	4,100	3,246	26.3%
Accident insurance business	495	528	-6.3%
Other businesses	7,696	8,582	-10.3%

During the Reporting Period, profit before income tax from the life insurance business decreased by 94.4% year-on-year as a result of a significant decrease in the income from open market equity investments due to the overall volatility and downward trend of the equity market. Profit before income tax from the health insurance business increased by 26.3% year-on-year primarily due to the growth and quality improvement in the short-term health insurance business. Profit before income tax from the accident insurance business decreased by 6.3% year-on-year primarily due to the fluctuation of the claims expenses of certain accident insurance business. Profit before income tax from other businesses decreased by 10.3% year- on-year primarily due to the fluctuation in exchange rate of price currency for liabilities of the Company’s subsidiaries.

(II)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB50,809 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB559,341 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

Commission File Number 001-31914

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

For the year ended 31 December				RMB million
	2018	2017	Change	Main Reasons for Change

Net cash inflow/ (outflow) from operating activities	147,552	200,990	-26.6%	The change in the scale of securities at fair value through profit or loss

Net cash inflow/ (outflow) from investing activities	(238,373)	(173,676)	37.3%	Uneven distribution of cash flows at maturity from investment assets for each year

Net cash inflow/ (outflow) from financing activities	92,963	(45,595)	N/A	Change in account balance of securities sold under agreements to repurchase from time to time as a result of liquidity management, and the impact of the redemptions of subordinated debts in 2017

Foreign exchange gains/(losses) on cash and cash equivalents	81	(179)	N/A	—

Net increase/ (decrease) in cash and cash equivalents	2,223	(18,460)	N/A	—

Commission File Number 001-31914

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 31 December 2018	As at 31 December 2017
Core capital	761,353	706,516
Actual capital	761,367	706,623
Minimum capital	303,872	254,503
Core solvency ratio	250.55%	277.61%
Comprehensive solvency ratio	250.56%	277.65%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 27.09 percentage points from the end of 2017, which was due to the impact of various factors, mainly including the business growth of the Company and an increase in the scale of investment assets.

IV.	Technological Innovation and Operations and Services

(I)	Technological Innovation

In 2018, with its advantages accumulated over years in offline channels, the Company strived to build a FinTech ecology with China Life characteristics, established a real-time and intelligent service model featuring online and offline integration and effective linkage between front and back ends, which facilitated the rapid development of its business and offered insurance products and services for the wider public.

Commission File Number 001-31914

Widespread interconnection. The Company applied Internet of Things technology in the construction of offline service outlets with digitalized operations, added 15,700 new Internet lines to extend full WIFI coverage to all service outlets, equipped with 66,000 sets of intelligent devices, and established more than 20,000 digital service outlets adaptive to multiple scenarios, intelligent and wireless interconnection, and 3,475 service command centers with real-time interaction functions. Over 80% of physical field offices and service outlets were equipped with digital devices. China Life IT Center was officially put into operation, which achieved the goal of having three multiple active data centers located in Beijing and Shanghai. The Company also built an integrated Cloud, and realized Cloud-enabled information services in all aspects, which provided accessible, mobile and convenient services to more than 500 million customers, over 1.7 million sales agents and more than 100,000 employees.

Digitalized platform. The Company built an open and digitalized platform with online and offline integration so as to provide various kinds of online services efficiently. Through the application of big data in analyzing customer demands, the Company recommended multi-level and series of insurance protection plans to customers. With the use of digital business cards and the organization of themed activities, the Company clearly presented the profiles of agents, including their service years, service records, cumulative insurance protection amounts and service quality, which enabled its customers to have a full picture of the agents and enhanced their trust and mutual interactions. The Company adopted digital team management tools, such as digital recruitment and online field office operation, to manage more than one million sales agents. 38,000 online field offices and 94,000 online teams were established. In addition, the Company built a digital ecology on the platforms through cooperation with partners, consolidating more than 3,000 types of services.

Intelligent services. The Company established five artificial intelligent platforms of big data, real-time calculation, smart voice, facial recognition and deep learning, and incorporated intelligent technologies in each operation process. The launch of an offsite electronic signature technology facilitated the rapid completion of insurance applications without limits on time and space. An intelligent insurance adjustment engine was constructed to achieve intelligent operation throughout the whole process. An intelligent electronic fast pay was launched to provide real-time transfer of funds for personal use. The Company applied smart voice technology to replace manual operation, which greatly improved service efficiency and reduced labor costs in operation. Intelligent robots were deployed in 13 cities for automatic response to questions and providing intelligent guidance at counters. An artificial intelligent model for evaluating risks relating to critical illness was established to accurately identify key risks and effectively improve risk control efficiency. The Company put more efforts in intelligent operation and maintenance and implemented anomaly detection and fault location through data analysis and machine learning models to ensure continuous and stable services protection.

Commission File Number 001-31914

(II)	Operations and Services

The Company consistently adhered to the “customer-oriented” operation philosophy, promoted product diversification, and strengthened intelligent operations to meet the increasing demands of customers for insurance, with a view to offering high-quality services to customers.

Insurance product supply was constantly enriched. In 2018, the Company developed a total of 231 new products, including 52 life insurance products, 142 health insurance products, 9 accident insurance products and 28 annuity insurance products, a total of 193 protection- oriented products and 38 long-term savings products.

The efficiency of operations and services was significantly enhanced. In 2018, the Company stepped up technology empowerment, accelerated the integration between technologies and business scenarios, and provided more convenient and intelligent services to customers with fewer procedures. The utilization rate of paperless insurance application reached 90%, and the rate of automatic underwriting increased by 10 percentage points year-on-year. The rate of automatic claims settlement increased by 20 percentage points year-on-year, the time required for claims application was shortened by 46% year-on-year, and the number of claims settled through direct payment increased by more than 10 times year-on-year. Such intelligent services covered 5,000 hospitals, providing fast settlement of medical expenses. Meanwhile, the Company accelerated the upgrade of service access points and pushed forward the construction of intelligent service counters, thus facilitating the transformation of traditional to intelligent counters. Customer call centers were upgraded to multimedia coordination centers, and the telephone connection rate increased by 10 percentage points year-on-year. The voice service offered by 95519 coordination center and the online robots served 94.21 million people on a cumulative basis.

Customer experience was consistently improved. In 2018, by focusing on customer experience, the Company consistently optimized service processes and scenarios to provide more considerate services. Services offered through online channels were enhanced with a year- on-year increase of 62.9% in the number of registered online users. The claims reported through online channels increased by 46% year-on-year, and 98.6% of policy loans were processed online which helped customers to resolve their urgent needs for funds of over RMB100 billion. The Company also expanded the scope of its services and launched the services such as “A Healthy Journey of 10,000 miles”, with a view to building an innovative ecology of “Insurance + Health”. To cater to different customer groups, the Company launched four service programs, namely “Excellent Teenagers”, “Healthy Family”, “Financial Elite” and “Colorful Life”, carried out a series of online and offline customer festival activities, continued to hold the “Little Painters of China Life” activities and organized over 36,000 value-added service activities such as “China Life 700 Running”, serving 27.65 million customers. As a result, the customer satisfaction and loyalty of the Company were improved in general.

Commission File Number 001-31914

In addition, the Company actively promoted the construction of the “Integrated Aged-care” and “Inclusive Healthcare Service” platforms to foster new business growth drivers. The Company consistently participated in and promoted offsite settlement and reimbursement for medical expenses across provinces under the new rural cooperative medical scheme launched by the National Health Commission, with the relevant business scope expanded from the basic medical insurance to the supplementary major medical expenses insurance pilot program. The Company also accelerated the construction of a health management service platform, and added more than 40 service projects on the online platform, including health information, health self- assessment, disease encyclopedia, sports and health, express channel for critical illnesses, shepherd service for out-patient treatment and online medical consultation. The Company actively explored the innovative model of “insurance protection + healthcare services” and made preliminary achievements in offline medical resource network construction. In addition, the Company created a unique model of cooperation between basic medical care and insurance protection, making direct claims payment of basic medical insurance, supplementary major medical expenses insurance and commercial insurance. In 2018, the Company continued to push forward the ongoing “Integrated Aged-care” project, actively explored the expansion of in-home aged-care services in the community, and experimented on improving the quality of aged-care services through the combination of medical care and aged-care.

Commission File Number 001-31914

ANNUAL RESULTS6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2018

	Notes	2018 RMB million	2017 RMB million
REVENUES
Gross written premiums		535,826	511,966
Less: premiums ceded to reinsurers		(4,503)	(3,661)

Net written premiums		531,323	508,305
Net change in unearned premium reserves		700	(1,395)

Net premiums earned		532,023	506,910

Investment income	1	125,167	122,727
Net realised gains on financial assets	2	(19,591)	42
Net fair value gains through profit or loss	3	(18,278)	6,183
Other income		8,098	7,493

Total revenues		627,419	643,355

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4	(248,736)	(259,708)
Accident and health claims and claim adjustment expenses	4	(40,552)	(33,818)
Increase in insurance contract liabilities	4	(189,931)	(172,517)
Investment contract benefits	5	(9,332)	(8,076)
Policyholder dividends resulting from participation in profits		(19,646)	(21,871)
Underwriting and policy acquisition costs		(62,705)	(64,789)
Finance costs	6	(4,116)	(4,601)
Administrative expenses		(37,486)	(35,953)
Other expenses		(7,642)	(6,426)
Statutory insurance fund contribution	7	(1,097)	(1,068)

Total benefits, claims and expenses		(621,243)	(608,827)

Share of profit of associates and joint ventures, net	8	7,745	7,143

Profit before income tax	9	13,921	41,671
Income tax	10	(1,985)	(8,919)

Net profit		11,936	32,752

Attributable to:
– Equity holders of the Company		11,395	32,253
– Non-controlling interests		541	499

Basic and diluted earnings per share	11	RMB0.39	RMB1.13

[6]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

For the year ended 31 December 2018

	Note	2018 RMB million	2017 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(24,591)	(15,003)
Amount transferred to net profit from other comprehensive income		19,549	(42)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(32)	5,605
Share of other comprehensive income of associates and joint ventures under the equity method		735	20
Exchange differences on translating foreign operations		598	(865)
Income tax relating to components of other comprehensive income	10	1,716	2,359

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(2,025)	(7,926)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		(2,025)	(7,926)

Total comprehensive income for the year, net of tax		9,911	24,826

Attributable to:
– Equity holders of the Company		9,325	24,341
– Non-controlling interests		586	485

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2018 RMB million	2017 RMB million
Debt securities
– held-to-maturity securities	34,657	30,669
– available-for-sale securities	22,991	19,608
– at fair value through profit or loss	3,869	3,618
Equity securities
– available-for-sale securities	16,492	27,019
– at fair value through profit or loss	1,284	920
Bank deposits	22,699	23,827
Loans	22,894	16,320
Securities purchased under agreements to resell	281	746

Total	125,167	122,727

For the year ended 31 December 2018, the interest income included in investment income was RMB107,391 million (2017: RMB94,788 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2018 RMB million	2017 RMB million
Debt securities
Realised gains	399	(9)
Impairment	(42)	(114)

Subtotal	357	(123)

Equity securities
Realised gains	(11,785)	2,808
Impairment	(8,163)	(2,643)

Subtotal	(19,948)	165

Total	(19,591)	42

Net realised gains on financial assets are from available-for-sale securities and held-to-maturity securities.

During the year ended 31 December 2018, the Group recognised an impairment charge of RMB4,542 million (2017: RMB619 million) of available-for-sale funds, an impairment charge of RMB3,621 million (2017: RMB2,024 million) of available-for-sale common stocks, no impairment of available-for-sale debt securities (2017: RMB114 million) and an impairment charge of RMB42 million (2017: nil) of held-to-maturity securities, for which the Group determined that objective evidence of impairment existed.

Commission File Number 001-31914

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2018 RMB million	2017 RMB million
Debt securities	2,006	(1,542)
Equity securities	(18,938)	8,179
Stock appreciation rights	343	(179)
Financial liabilities at fair value through profit or loss	188	(275)
Derivative financial liabilities	(1,877)	—

Total	(18,278)	6,183

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2018
Life insurance death and other benefits	250,627	(1,891)	248,736
Accident and health claims and claim adjustment expenses	41,056	(504)	40,552
Increase in insurance contract liabilities	190,703	(772)	189,931

Total	482,386	(3,167)	479,219

For the year ended 31 December 2017
Life insurance death and other benefits	260,853	(1,145)	259,708
Accident and health claims and claim adjustment expenses	34,101	(283)	33,818
Increase in insurance contract liabilities	173,085	(568)	172,517

Total	468,039	(1,996)	466,043

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

Commission File Number 001-31914

6	FINANCE COSTS

	For the year ended 31 December
	2018	2017
	RMB million	RMB million
Interest expenses for securities sold under agreements to repurchase	3,565	3,144
Interest expenses for interest-bearing loans and borrowings	551	424
Interest expenses for bonds payable	—	1,033

Total	4,116	4,601

7	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2018	2017
	RMB million	RMB million
As at 1 January	161,472	119,766
Change of the cost	34,229	37,110
Share of profit or loss	7,745	7,143
Declared dividends	(2,903)	(1,862)
Other equity movements	1,118	(685)

As at 31 December	201,661	161,472

Commission File Number 001-31914

				Movement
	Accounting method	Cost	As at 31 December 2017	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2018	Percentage of equity interest	Accumulated amount of impairment
Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	45,176	53,459	13,014	4,410	—	1,772	—	72,655	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	13,626	—	269	(558)	(525)	—	12,812	29.59%	(1,010)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	8,185	—	43	(66)	(199)	—	7,963	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,466	—	35	—	—	—	1,501	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,347	—	1,106	(1,059)	(7)	—	21,387	43.86%	—
China United Network Communication Limited (“China Unicom”) (iii)	Equity Method	21,829	21,783	—	345	(63)	(173)	—	21,892	10.29%	—
Others (v)	Equity Method	21,984	9,732	12,036	1,685	(444)	515	—	23,524		—

Subtotal		127,573	129,598	25,050	7,893	(2,190)	1,383	—	161,734		(1,010)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”) (iv)	Equity Method	6,281	6,139	—	36	(388)	—	—	5,787	66.67%	—
Mapleleaf Century Limited (“MCL”) (iv)	Equity Method	7,639	5,332	1,495	(766)	—	(320)	—	5,741	75.00%	—
Others (v)	Equity Method	28,914	20,403	7,684	582	(325)	55	—	28,399		—

Subtotal		42,834	31,874	9,179	(148)	(713)	(265)	—	39,927		—

Total		170,407	161,472	34,229	7,745	(2,903)	1,118	—	201,661		(1,010)

(i)

On 14 December 2018, the Company subscribed for 1,871,875,329 additional shares offering of CGB at RMB6.9511 per share, with a total consideration including the transaction fees of RMB13,014 million. Upon the completion of the transaction, the Company held 43.686% equity of CGB after the capital increase, and the proportion remained unchanged.

On 1 January 2019, CGB began to adopt IFRS 9 and indicated the influences resulted from the adoption through the adjustments of its equity on 1 January 2019. The CGB’s adoption of IFRS 9 will have an impact on the Group’s equity on 1 January 2019, which is still under evaluation.

(ii)

The 2017 final dividend of HKD0.155 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 18 May 2018. The Company received a cash dividend amounting to RMB284 million. The 2018 interim dividend of HKD0.140 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 22 August 2018. The Company received a cash dividend amounting to RMB274 million.

Commission File Number 001-31914

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2018, the stock price of Sino-Ocean was HKD3.45 per share. As at 31 December 2017, an impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been made by the Group. The Group performed an impairment test to this investment on 31 December 2018. The recoverable amount of this investment valued by the Group approximated to the carrying amount and therefore no impairment loss was made for this investment in 2018.

(iii)

The 2017 final dividend of RMB0.0198 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 9 May 2018. The Company received a cash dividend amounting to RMB63 million. China Unicom’s share price on 28 December 2018 (the last trading day of 2018) was RMB5.17 per share.

(iv)

Glorious Fortune Forever Limited, a subsidiary of the Company, invested in the partnership Joy City, holding 66.67% of the total partnership interest. China Century Core Fund Limited, a subsidiary of the Company, invested in the partnership MCL, holding 75.00% of the total partnership interest. According to the partnership agreement, Glorious Fortune Forever Limited and China Century Core Fund Limited, as limited partners of such partnerships, cannot control these partnerships on their own, but has joint control with the general partners. Therefore, Joy City and MCL are accounted for as joint ventures of the Group.

(v)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(vi)	Except for a 36-month restricted period of the investment in China Unicom, the Group has no significant restrictions to transact other investments in associates and joint ventures.

As at 31 December 2018, the major associates and joint ventures of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

As at 31 December 2017, the major associates and joint ventures of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.79%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.56%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

Commission File Number 001-31914

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2018 and for the year ended 31 December 2018:

		Sino-		COFCO	Pipeline	China	Joy
	CGB	Ocean	CLP&C	Futures	Company	Unicom	City	MCL
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Total assets	2,373,291	249,362	83,561	8,986	36,467	541,762	10,243	22,266
Total liabilities	2,214,781	186,224	63,654	6,246	1,043	224,822	265	11,897
Total equity	158,510	63,138	19,907	2,740	35,424	316,940	9,978	10,369
Total equity attributable to equity holders of the associates and joint ventures	158,510	48,385	19,907	2,732	35,424	140,144	9,978	10,369
Total adjustments (i)	933	(4,938)	—	—	470	17,926	(1,297)	(2,714)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	159,443	43,447	19,907	2,732	35,894	158,070	8,681	7,655
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	72,655	13,822	7,963	1,501	21,387	21,892	5,787	5,741
Impairment	—	(1,010)	—	—	—	—	—	—
Net carrying value of the investments	72,655	12,812	7,963	1,501	21,387	21,892	5,787	5,741

Total revenues	59,279	48,821	65,564	643	4,746	290,877	457	458
Net profit/(loss)	10,707	4,666	121	98	2,545	9,301	438	609
Other comprehensive income	4,160	(1,518)	(503)	1	—	(245)	—	—
Total comprehensive income	14,867	3,148	(382)	99	2,545	9,056	438	609

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2017 and for the year ended 31 December 2017:

		Sino-		COFCO	Pipeline	China	Joy
	CGB	Ocean	CLP&C	Futures	Company	Unicom	City	MCL
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Total assets	2,072,915	191,894	79,601	10,651	36,243	573,617	10,353	20,776
Total liabilities	1,959,069	133,166	59,138	8,020	934	266,599	283	12,598
Total equity	113,846	58,728	20,463	2,631	35,309	307,018	10,070	8,178
Total equity attributable to equity holders of the associates and joint ventures	113,846	48,502	20,463	2,631	35,309	135,393	10,070	8,178
Total adjustments (i)	2,267	(2,617)	—	—	676	—	(861)	(1,069)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	116,113	45,885	20,463	2,631	35,985	135,393	9,209	7,109
Proportion of the Group’s ownership	43.686%	29.79%	40.00%	35.00%	43.86%	10.56%	66.67%	75.00%
Gross carrying value of the investments	53,459	14,636	8,185	1,466	21,347	21,783	6,139	5,332
Impairment	—	(1,010)	—	—	—	—	—	—
Net carrying value of the investments	53,459	13,626	8,185	1,466	21,347	21,783	6,139	5,332

Total revenues	50,531	49,236	61,142	399	5,644	274,829	859	185
Net profit/(loss)	10,204	6,259	820	135	3,055	1,684	840	(301)
Other comprehensive income	(2,332)	912	(35)	—	—	(230)	—	—
Total comprehensive income	7,872	7,171	785	135	3,055	1,454	840	(301)

(i)	Including adjustments for the difference of accounting policies, fair value and others.

Commission File Number 001-31914

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2018 and 31 December 2017. The Group had a capital contribution commitment of RMB20,768 million with joint ventures as at 31 December 2018 (as at 31 December 2017: RMB20,996 million).

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2018	2017
	RMB million	RMB million
Employee salaries and welfare costs	19,268	18,741
Housing benefits	1,061	933
Contribution to the defined contribution pension plan	2,531	2,357
Depreciation and amortisation	2,638	2,240
Foreign exchange losses/(gains)	194	(52)
Remuneration in respect of audit services provided by auditors	59	59

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2018	2017
	RMB million	RMB million
Current taxation – Enterprise income tax	6,397	9,457
Deferred taxation	(4,412)	(538)

Total tax charges	1,985	8,919

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2017: same) is as follows:

	For the year ended 31 December
	2018	2017
	RMB million	RMB million
Profit before income tax	13,921	41,671

Tax computed at the statutory tax rate	3,480	10,418
Non-taxable income (i)	(7,095)	(7,847)
Expenses not deductible for tax purposes (i)	5,319	6,105
Unused tax losses	25	6
Tax losses utilised from previous periods	(86)	(15)
Others	342	252

Income tax at the effective tax rate	1,985	8,919

(i)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

Commission File Number 001-31914

(c)

As at 31 December 2018 and 2017, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credited to net profit	1,072	(1,279)	745	538
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	3,759	—	3,759
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(1,401)	—	—	(1,401)
– Others	—	1	—	1

As at 31 December 2017	(6,737)	(494)	2,360	(4,871)

As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit	1,421	2,713	278	4,412
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	1,673	—	1,673
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	8	—	—	8
– Others	—	35	—	35

As at 31 December 2018	(5,308)	3,927	2,638	1,257

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB365 million as at 31 December 2018 (as at 31 December 2017: RMB607 million). Unrecognised deductible temporary differences of the Group amounted to RMB378 million as at 31 December 2018 (as at 31 December 2017: RMB243 million).

Commission File Number 001-31914

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	3,947	1,980
– deferred tax assets to be recovered within 12 months	6,213	4,493

Subtotal	10,160	6,473

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(7,490)	(9,131)
– deferred tax liabilities to be settled within 12 months	(1,413)	(2,213)

Subtotal	(8,903)	(11,344)

Net deferred tax liabilities	1,257	(4,871)

11	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2018 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2017: same).

12	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 6 June 2018, a final dividend of RMB0.40 (inclusive of tax) per ordinary share totalling RMB11,306 million in respect of the year ended 31 December 2017 was declared and paid in 2018. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2018.

A distribution of RMB384 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2018 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

Pursuant to a resolution passed at the meeting of the Board of Directors on 27 March 2019, a final dividend of RMB0.16 (inclusive of tax) per ordinary share totalling approximately RMB4,522 million for the year ended 31 December 2018 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2018.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2018

	Note	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
ASSETS
Property, plant and equipment		47,281	42,707
Investment properties		9,747	3,064
Investments in associates and joint ventures	8	201,661	161,472
Held-to-maturity securities		806,717	717,037
Loans		450,251	383,504
Term deposits		559,341	449,400
Statutory deposits-restricted		6,333	6,333
Available-for-sale securities		870,533	810,734
Securities at fair value through profit or loss		138,717	136,809
Securities purchased under agreements to resell		9,905	36,185
Accrued investment income		48,402	50,641
Premiums receivable		15,648	14,121
Reinsurance assets		4,364	3,046
Other assets		33,437	33,952
Deferred tax assets		1,257	—
Cash and cash equivalents		50,809	48,586

Total assets		3,254,403	2,897,591

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As at 31 December 2018

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	2,216,031	2,025,133
Investment contracts	255,434	232,500
Policyholder dividends payable	85,071	83,910
Interest-bearing loans and borrowings	20,150	18,794
Financial liabilities at fair value through profit or loss	2,680	2,529
Derivative financial liabilities	1,877	—
Securities sold under agreements to repurchase	192,141	87,309
Annuity and other insurance balances payable	49,465	44,820
Premiums received in advance	46,650	18,505
Other liabilities	58,426	47,430
Deferred tax liabilities	—	4,871
Current income tax liabilities	2,630	6,198
Statutory insurance fund	558	282

Total liabilities	2,931,113	2,572,281

Equity Share capital	28,265	28,265
Other equity instruments	7,791	7,791
Reserves	149,293	145,675
Retained earnings	133,022	139,202

Attributable to equity holders of the Company	318,371	320,933

Non-controlling interests	4,919	4,377

Total equity	323,290	325,310

Total liabilities and equity	3,254,403	2,897,591

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2018

	Attributable to equity holders of the Company				Non- controlling interests	Total
		Other
	Share	equity		Retained
	capital	instruments	Reserves	earnings
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648
Net profit	—	—	—	32,253	499	32,752
Other comprehensive income	—	—	(7,912)	—	(14)	(7,926)

Total comprehensive income	—	—	(7,912)	32,253	485	24,826

Transactions with owners
Appropriation to reserves	—	—	8,445	(8,445)	—	—
Dividends paid	—	—	—	(7,164)	—	(7,164)
Dividends to non-controlling interests	—	—	—	—	(135)	(135)
Others	—	—	135	—	—	135

Total transactions with owners	—	—	8,580	(15,609)	(135)	(7,164)

As at 31 December 2017	28,265	7,791	145,675	139,202	4,377	325,310

As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310
Net profit	—	—	—	11,395	541	11,936
Other comprehensive income	—	—	(2,070)	—	45	(2,025)

Total comprehensive income	—	—	(2,070)	11,395	586	9,911

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	105	105
Appropriation to reserves	—	—	5,885	(5,885)	—	—
Dividends paid	—	—	—	(11,690)	—	(11,690)
Dividends to non-controlling interests	—	—	—	—	(149)	(149)
Others	—	—	(197)	—	—	(197)

Total transactions with owners	—	—	5,688	(17,575)	(44)	(11,931)

As at 31 December 2018	28,265	7,791	149,293	133,022	4,919	323,290

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2018

	2018 RMB million	2017 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	13,921	41,671

Adjustments for:
Investment income	(125,167)	(122,727)
Net realised and unrealised losses/(gains) on financial assets	37,869	(6,225)
Insurance contracts	190,210	176,148
Depreciation and amortisation	2,638	2,240
Foreign exchange losses/(gains)	194	(52)
Share of profit of associates and joint ventures, net	(7,745)	(7,143)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(9,020)	76,378
Financial liabilities at fair value through profit or loss	1,114	931
Receivables and payables	48,838	38,967
Income tax paid	(9,991)	(4,473)
Interest received – securities at fair value through profit or loss	3,527	4,497
Dividends received – securities at fair value through profit or loss	1,164	778

Net cash inflow/(outflow) from operating activities	147,552	200,990

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	48,942	30,540
Maturities of debt investments	110,425	142,845
Disposals of equity investments	278,003	506,306
Property, plant and equipment	274	103
Purchases:
Debt investments	(294,238)	(516,051)
Equity investments	(335,301)	(500,737)
Property, plant and equipment	(19,546)	(9,619)
Investments in associates and joint ventures	(34,928)	(37,304)
Decrease/(increase) in term deposits, net	(109,590)	92,148
Decrease/(increase) in securities purchased under agreements to resell, net	26,258	6,981
Interest received	106,342	98,012
Dividends received	19,503	29,014
Decrease/(increase) in policy loans, net	(34,208)	(15,515)
Cash paid related to other investing activities	(309)	(399)

Net cash inflow/(outflow) from investing activities	(238,373)	(173,676)

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the year ended 31 December 2018

	2018 RMB million	2017 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	104,832	6,228
Interest paid	(3,990)	(5,671)
Dividends paid to equity holders of the Company	(11,690)	(7,164)
Dividends paid to non-controlling interests	(149)	(135)
Cash received from borrowings	727	3,121
Capital injected into subsidiaries by non-controlling interests	3,560	4,034
Cash repaid to lenders	—	(38,000)
Cash paid related to other financing activities	(327)	(8,008)

Net cash inflow/(outflow) from financing activities	92,963	(45,595)

Foreign exchange gains/(losses) on cash and cash equivalents	81	(179)

Net increase/(decrease) in cash and cash equivalents	2,223	(18,460)

Cash and cash equivalents
Beginning of the year	48,586	67,046

End of the year	50,809	48,586

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	50,792	47,444
Short-term bank deposits	17	1,142

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with China Life Insurance (Group) Company, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

	For the year ended 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	437,540	83,614	14,672	—	—	535,826
– Term life	3,145	—	—	—	—
– Whole life	46,375	—	—	—	—
– Endowment	126,318	—	—	—	—
– Annuity	261,702	—	—	—	—
Net premiums earned	436,863	80,279	14,881	—	—	532,023
Investment income	116,721	6,393	441	1,612	—	125,167
Net realised gains on financial assets	(18,439)	(1,008)	(70)	(74)	—	(19,591)
Net fair value gains through profit or loss	(16,946)	(927)	(65)	(340)	—	(18,278)
Other income	1,088	84	—	8,505	(1,579)	8,098
Including: inter-segment revenue	—	—	—	1,579	(1,579)	—

Segment revenues	519,287	84,821	15,187	9,703	(1,579)	627,419

Benefits, claims and expenses
Insurance benefits and claims expenses	(245,786)	(2,922)	(28)	—	—	(248,736)
Life insurance death and other benefits
Accident and health claims and claim adjustment expenses	—	(33,801)	(6,751)	—	—	(40,552)
Increase in insurance contract liabilities	(167,090)	(22,966)	125	—	—	(189,931)
Investment contract benefits	(9,020)	(312)	—	—	—	(9,332)
Policyholder dividends resulting from participation in profits	(19,523)	(123)	—	—	—	(19,646)
Underwriting and policy acquisition costs	(43,108)	(11,806)	(4,808)	(2,983)	—	(62,705)
Finance costs	(3,304)	(181)	(12)	(619)	—	(4,116)
Administrative expenses	(23,728)	(7,881)	(2,982)	(2,895)	—	(37,486)
Other expenses	(5,339)	(487)	(140)	(3,255)	1,579	(7,642)
Including: inter-segment expenses	(1,492)	(82)	(5)	—	1,579	—
Statutory insurance fund contribution	(759)	(242)	(96)	—	—	(1,097)

Segment benefits, claims and expenses	(517,657)	(80,721)	(14,692)	(9,752)	1,579	(621,243)

Share of profit of associates and joint ventures, net	—	—	—	7,745	—	7,745

Segment results	1,630	4,100	495	7,696	—	13,921

Income tax						(1,985)

Net profit						11,936

Attributable to
– Equity holders of the Company						11,395
– Non-controlling interests						541
Other comprehensive income attributable to equity holders of the Company	(2,579)	(141)	(10)	660	—	(2,070)
Depreciation and amortisation	1,589	505	202	342	—	2,638

Commission File Number 001-31914

	As at 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets

Financial assets (including cash and cash equivalents)	2,743,378	145,889	9,835	43,383	—	2,942,485
Others	9,696	8,975	610	201,661	—	220,942

Segment assets	2,753,074	154,864	10,445	245,044	—	3,163,427

Unallocated
Property, plant and equipment						47,281
Others						43,695

Total						3,254,403

Liabilities

Insurance contracts	2,081,822	125,743	8,466	—	—	2,216,031
Investment contracts	240,152	15,282	—	—	—	255,434
Derivative financial liabilities	1,773	97	7	—	—	1,877
Securities sold under agreements to repurchase	178,499	9,759	674	3,209	—	192,141
Others	46,328	3,607	211	22,830	—	72,976

Segment liabilities	2,548,574	154,488	9,358	26,039	—	2,738,459

Unallocated
Others						192,654

Total						2,931,113

Commission File Number 001-31914

	For the year ended 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	429,822	67,708	14,436	—	—	511,966
– Term life	4,110	—	—	—	—
– Whole life	36,496	—	—	—	—
– Endowment	198,418	—	—	—	—
– Annuity	190,798	—	—	—	—
Net premiums earned	429,267	63,323	14,320	—	—	506,910
Investment income	115,316	5,454	456	1,501	—	122,727
Net realised gains on financial assets	41	2	—	(1)	—	42
Net fair value gains through profit or loss	5,690	269	23	201	—	6,183
Other income	1,276	75	—	7,268	(1,126)	7,493
Including: inter-segment revenue	—	—	—	1,126	(1,126)	—

Segment revenues	551,590	69,123	14,799	8,969	(1,126)	643,355

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(257,300)	(2,383)	(25)	—	—	(259,708)
Accident and health claims and claim adjustment expenses	—	(27,992)	(5,826)	—	—	(33,818)
Increase in insurance contract liabilities	(152,110)	(20,249)	(158)	—	—	(172,517)
Investment contract benefits	(7,798)	(278)	—	—	—	(8,076)
Policyholder dividends resulting from participation in profits	(21,748)	(123)	—	—	—	(21,871)
Underwriting and policy acquisition costs	(48,781)	(8,494)	(4,565)	(2,949)	—	(64,789)
Finance costs	(3,967)	(187)	(16)	(431)	—	(4,601)
Administrative expenses	(24,286)	(5,615)	(3,423)	(2,629)	—	(35,953)
Other expenses	(5,508)	(376)	(147)	(1,521)	1,126	(6,426)
Including: inter-segment expenses	(1,071)	(51)	(4)	—	1,126	—
Statutory insurance fund contribution	(777)	(180)	(111)	—	—	(1,068)

Segment benefits, claims and expenses	(522,275)	(65,877)	(14,271)	(7,530)	1,126	(608,827)

Share of profit of associates and joint ventures, net	—	—	—	7,143	—	7,143

Segment results	29,315	3,246	528	8,582	—	41,671

Income tax						(8,919)

Net profit						32,752

Attributable to
– Equity holders of the Company						32,253
– Non-controlling interests						499
Other comprehensive income attributable to equity holders of the Company	(7,838)	(370)	(31)	327	—	(7,912)

Depreciation and amortisation	1,513	351	216	160	—	2,240

Commission File Number 001-31914

	As at 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,478,739	114,045	9,390	38,422	—	2,640,596
Others	8,402	8,149	552	161,472	—	178,575

Segment assets	2,487,141	122,194	9,942	199,894	—	2,819,171

Unallocated
Property, plant and equipment						42,707
Others						35,713

Total						2,897,591

Liabilities
Insurance contracts	1,914,597	102,190	8,346	—	—	2,025,133
Investment contracts	218,436	14,064	—	—	—	232,500
Securities sold under agreements to repurchase	81,163	3,832	321	1,993	—	87,309
Others	41,888	3,123	224	21,323	—	66,558

Segment liabilities	2,256,084	123,209	8,891	23,316	—	2,411,500

Unallocated
Others						160,781

Total						2,572,281

Commission File Number 001-31914

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IAS 40 Amendments	Transfers of Investment Property	1 January 2018

Commission File Number 001-31914

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet an employee’s tax obligation associated with the share- based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share- based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity- settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if they elect to adopt for all three amendments and other criteria are met.

The Group’s accounting treatment for cash-settled share-based payments is consistent with the clarification in the amendments. In addition, the Group has no share-based payment transactions with net settlement features for withholding tax obligations and has not made any modifications to the terms and conditions of its share-based payment transactions. Therefore, these amendments have no impact on the Group’s consolidated financial statements.

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and IFRS 17. The amendments introduce two alternative options for entities issuing contracts within the scope of IFRS 4 upon the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables eligible entities to defer the implementation date of IFRS 9 until the effective date of IFRS 17. The amendments clarify that an insurer may apply the temporary exemption from IFRS 9 if: (i) it has not previously applied any version of IFRS 9, other than only the requirements for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss (“FVTPL”); and (ii) its activities are predominantly connected with insurance at its annual reporting date that immediately precedes 1 April 2016. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to other comprehensive income (“OCI”) for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time.

Commission File Number 001-31914

During 2016, the Company performed an assessment of the amendments and reached the conclusion that its activities were predominantly connected with insurance as at 31 December 2015. There has been no significant change in the activities of the Group since then that requires reassessment, and the Group considers that it continues to meet the criteria of applying the temporary exemption. The Group decides to apply the temporary exemption from IFRS 9 and, therefore, continues to apply IAS 39 to its financial assets and financial liabilities in its reporting period starting on 1 January 2018.

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard supersedes all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, and early adoption is permitted.

Given insurance contracts are scoped out of IFRS 15, the main impact of the new standard is on the accounting treatment of income from administrative and investment management services. Based on the standard’s transitional provisions, the entity shall recognise the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings or other component of equity of the annual reporting period that includes the date of initial application, and does not require a restatement of prior periods. The Group adopted IFRS 15 using the modified retrospective approach from 1 January 2018. Adoption of the standard has no significant impact on relative items of the Group’s consolidated financial statements.

Commission File Number 001-31914

IAS 40 Amendments – Transfers of Investment Property

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments are to be applied prospectively, and shall be applied to the changes that occurred, during or after the financial year when it applies amendments for the first time. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The amendments do not have any significant impact on the Group’s consolidated financial statements.

In addition, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to IFRS 1 and IAS 28, which are effective for annual periods beginning on or after 1 January 2018. There is no significant impact on the accounting policies of the Group as a result of these amendments.

New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements.

Commission File Number 001-31914

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or FVTPL, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2018 and made relevant disclosures according to IFRS 4 Amendments.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in OCI. If the Group elects to record equity investments at FVOCI, gains and losses would never be recognised in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

Commission File Number 001-31914

New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 16	Leases	1 January 2019
IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, related IFRS Interpretations Committee Interpretation and Standing Interpretations Committee Interpretation. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees-leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

Commission File Number 001-31914

The Group will adopt IFRS 16 from 1 January 2019. The Group plans to adopt the modified retrospective approach according to transitional provisions in IFRS 16. In addition, the Group plans to apply the new requirements to contracts that were previously identified as leases applying IAS 17 and measure the lease liability at the present value of the remaining lease payments. The right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before the date of initial application. The Group plans to use the exemptions allowed by the standard on leases whose lease terms end within 12 months as of the date of initial application and leases of low-value assets. The Group has performed a detailed assessment on the impact of adoption of IFRS 16. The Group has estimated that right-of-use assets of RMB2.6 billion and lease liabilities of RMB2.2 billion will be recognised at 1 January 2019, with no corresponding adjustment to the opening balance of retained earnings. Based on the current assessment, the Group expects the adoption of IFRS 16 will have no significant impact on the Group’s consolidated statement of comprehensive income.

IFRS 3 Amendments – Definition of a business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

Commission File Number 001-31914

IAS 1 and IAS 8 Amendments – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or other comprehensive income, determined by an accounting policy choice;

Commission File Number 001-31914

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly on the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required, with comparative figures required. However, if full retrospective application for a group of insurance contracts is impracticable, the entity is required to choose either the modified retrospective approach or the fair value approach.

In November 2018, the IASB tentatively decided to defer the effective date for IFRS 17 by one year to reporting periods beginning on or after 1 January 2022. The IASB also tentatively decided to allow insurers qualifying for the deferral of IFRS 9 an additional year of deferral, meaning that they could apply both standards for the first time to reporting periods beginning on or after 1 January 2022. As at the approval date of the consolidated financial statements, the changes to the effective dates have not yet been finalised by the IASB.

The Group is currently assessing the impact of the standard upon adoption.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

The Annual Improvements 2015-2017 Cycle issued in December 2017 set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There is no significant impact on the accounting policies of the Group as a result of these amendments.

Commission File Number 001-31914

EMBEDDED VALUE

Assumptions

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 14% grading to 18% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk- adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2018, the value of one year’s sales for the 12 months ended 31 December 2018, and the corresponding results as at 31 December 2017 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2018	31 December 2017
A	Adjusted Net Worth	386,054	370,500
B	Value of In-Force Business before Cost of Required Capital	454,786	398,723
C	Cost of Required Capital	(45,788)	(35,050)
D	Value of In-Force Business after Cost of Required Capital (B + C)	408,998	363,673
E	Embedded Value (A + D)	795,052	734,172

F	Value of One Year’s Sales before Cost of Required Capital	54,728	64,627
G	Cost of Required Capital	(5,218)	(4,510)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	49,511	60,117

Note:	Numbers may not be additive due to rounding.

Commission File Number 001-31914

Value of One Year’s Sales by Channel

The value of one year’s sales for the 12 months ended 31 December 2018 by channel is shown below:

Table 2

Value of One Year’s Sales by Channel	RMB million
Channel	31 December 2018	31 December 2017
Exclusive Individual Agent Channel	42,839	53,170
Bancassurance Channel	6,357	6,536
Group Insurance Channel	314	410

Total	49,511	60,117

Note:	Numbers may not be additive due to rounding.

The new business margin of one year’s sales for the 12 months ended 31 December 2018 by channel is shown below:

Table 3

New Business Margin of One Year’s Sales by Channel

	By FYP		By APE
Channel	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Exclusive Individual Agent Channel	42.2%	47.2%	42.2%	47.3%
Bancassurance Channel	18.7%	8.0%	24.3%	23.2%
Group Insurance Channel	0.8%	1.1%	0.9%	1.1%

Note:

FYP (First Year Premium) is the written premium used for calculation of the value of one year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Commission File Number 001-31914

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 4

Analysis of Embedded Value Movement in 2018		RMB million
ITEM
A	Embedded Value at the Start of Year	734,172
B	Expected Return on Embedded Value	60,250
C	Value of New Business in the Period	49,511
D	Operating Experience Variance	277
E	Investment Experience Variance	(44,462)
F	Methodology, Model and Assumption Changes	(1,131)
G	Market Value and Other Adjustments	8,785
H	Exchange Gains or Losses	325
I	Shareholder Dividend Distribution and Capital Injection	(11,690)
J	Other	(986)
K	Embedded Value as at 31 December 2018 (sum A through J)	795,052

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:

		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2018 opening net worth.

		C	Value of one year’s sales for the 12 months ended 31 December 2018.

		D	Reflects the difference between actual operating experience in 2018 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

		E	Compares actual with expected investment returns during 2018.

		F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.

		G	Change in the market value adjustment from the beginning of year 2018 to 31 December 2018 and other adjustments.

		H	Reflects the gains or losses due to changes in exchange rate.

		I	Reflects dividends distributed to shareholders during 2018.

		J	Other miscellaneous items.

Commission File Number 001-31914

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results			RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
	Base case scenario	408,998	49,511
1.	Risk discount rate +50bps	390,624	47,055
2.	Risk discount rate –50bps	428,739	52,166
3.	Investment return +50bps	481,049	57,005
4.	Investment return –50bps	337,320	42,045
5.	10% increase in expenses	403,510	46,457
6.	10% decrease in expenses	414,486	52,565
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	406,235	48,787
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	411,761	50,236
9.	10% increase in lapse rates	408,527	48,529
10.	10% decrease in lapse rates	409,380	50,519
11.	10% increase in morbidity rates	403,733	48,090
12.	10% decrease in morbidity rates	414,391	50,936
13.	Using 2017 EV appraisal assumptions	402,007	48,946
14.	Allowing for diversification in calculation of VIF	438,900	—

Commission File Number 001-31914

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and has complied with all code provisions of the Corporate Governance Code during the Reporting Period.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Tuesday, 30 April 2019 to Thursday, 30 May 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 29 April 2019.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.16 per share (inclusive of tax), amounting to a total of approximately RMB4,522 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Thursday, 30 May 2019. If approved, the final dividend is expected to be paid on Tuesday, 6 August 2019 to the H Share shareholders whose names appear on the H Share register of members of the Company on Tuesday, 18 June 2019.

The H Share register of members of the Company will be closed from Tuesday, 11 June 2019 to Tuesday, 18 June 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 10 June 2019.

Commission File Number 001-31914

According to the Enterprise Income Tax Law of the People’s Republic of China（《中華人民共和國企 業所得稅法》）and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2018 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of People’s Republic of China（《中華人民共和國個人所 得稅法》）and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2018 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

Commission File Number 001-31914

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the A Shareholders, it is expected that the Company will complete the distribution of the 2018 final dividend by Friday, 21 June 2019. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2018 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

Commission File Number 001-31914

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the H Share shareholders of the Company. If approved at the Annual General Meeting, the final dividend is expected to be paid on Thursday, 8 August 2019 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81 號））promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《關 於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127 號））promulgated on 5 December 2016 and the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《財政部、稅務總局、證監會關於繼續執行滬港股票市場交易互聯互通機制有關個人所得稅政策的通知》（財稅 [2017]78 號））promulgated on 17 November 2017:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

REVIEW OF ANNUAL RESULTS

The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2018. The 2018 consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards have been audited by Ernst & Young based on the International Standards on Auditing and Ernst & Young has issued standard unqualified opinions on the 2018 consolidated financial statements.

Commission File Number 001-31914

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Wang Bin
Chairman

Beijing, China

27 March 2019